Exhibit 23.1

April 3, 2007

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Dear Sir/Madam,

We are retained by Puda Coal, Inc. (the "Company") as independent registered public accounting firm to report on the financial statements at December 31, 2006 and for the fiscal year then ended. We have endeavoured, with the full cooperation of the Company, to obtain the necessary information to meet the filing requirements for Form 10-KSB both as to form and timeliness. Due to the extensive period of time required for amending filings related to the Form SB-2, and the related delay in developing data for the financial statements, we did not have sufficient time to complete our audit by April 2, 2007 which is the required filing date for the Company's annual report, without unreasonable effort and expense.

Very truly yours,

/s/ MOORE STEPHENS

Certified Public Accountants
Hong Kong